UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)
Date April 30, 2008	By:	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

CONTINUING CONNECTED TRANSACTIONS
AND DISCLOSEABLE TRANSACTION

Reference is made to the announcement and circular of the Company dated 12 May 2005 and 19 May 2005 respectively in relation to, amongst others, the Continuing Connected Transactions in respect of agreements for the provision of goods and/or services between certain members of the CEA Holding Group and the Group.

The Company has, in view of the expiration of the agreements relating to the Continuing Connected Transactions, entered into respective agreements relating to the Continuing Connected Transactions.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the Renewed Continuing Connected Transactions (except the Financial Services Transaction and the Catering Services Transaction) are expected to be less than 2.5% on an annual basis, such transactions fall within Rule 14A.34 of the Listing Rules and are exempted from the approval of the Independent Shareholders. In relation to the Financial Services Transaction and the Catering Services Transaction, as their respective applicable percentage ratios exceed 2.5% on an annual basis, such transactions will be subject to approval by the Independent Shareholders at the AGM as required under the Listing Rules. Furthermore, the Financial Services Transaction also constitutes a discloseable transaction pursuant to the Listing Rules and are accordingly subject to the relevant disclosure and reporting requirements.

CEA Holding and its associate(s), if any, will abstain from voting at the AGM on the resolutions approving the Financial Services Transaction and the Catering Services Transaction, and the associated annual caps, which will be taken on a poll as required under the Listing Rules.

The Independent Board Committee will be established to advise the Independent Shareholders in respect of the Financial Services Transaction and the Catering Services Transaction, and the associated annual caps. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

A circular containing further information in relation to the Financial Services Transaction and the Catering Services Transaction as well as other related matters, together with notice of the AGM, will be issued by the Company and despatched to its shareholders as soon as practicable.

CONTINUING CONNECTED TRANSACTIONS

Background

Reference is made to the announcement and circular of the Company dated 12 May 2005 and 19 May 2005 respectively in relation to, amongst others, the Continuing Connected Transactions in respect of agreements for the provision of goods and/or services between certain members of the CEA Holding Group and the Group.

The Company has, in view of the expiration of the agreements relating to the Continuing Connected Transactions, entered into respective agreements relating to the Continuing Connected Transactions. It is the Company’s intention to finance the Renewed Continuing Connected Transactions through its internal resources.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the Renewed Continuing Connected Transactions (except the Financial Services Transaction and the Catering Services Transaction) are expected to be less than 2.5% on an annual basis, such transactions fall within Rule 14A.34 of the Listing Rules and are exempted from the approval of the Independent Shareholders. In relation to the Financial Services Transaction and the Catering Services Transaction, as their respective applicable percentage ratios exceed 2.5% on an annual basis, such transactions will be subject to approval by the Independent Shareholders at the AGM as required under the Listing Rules. Furthermore, the Financial Services Transaction also constitutes a discloseable transaction pursuant to the Listing Rules and are accordingly subject to the relevant disclosure and reporting requirements.

To regulate the continuing business relationships between the Group and the CEA Holding Group, and in compliance with the applicable requirements under Chapter 14A of the Listing Rules, the Company has entered into various agreements with certain members of the CEA Holding Group in respect of the Renewed Continuing Connected Transactions. These agreements are as follows:

	Agreements	Counterparties and connected person relationship

1.	Property Leasing Renewal Agreement	CEA Holding

2.	Financial Services Renewal Agreement	東航集團財務有限責任公司 (Eastern Air Group Finance Company Limited) (the “Finance Company”), which is interested as to approximately 46.25% by, and thus an associate of, CEA Holding

3.	Import and Export Agency Renewal Agreement	東方航空進出口有限公司 (Eastern Aviation Import & Export Company) (the “Import & Export Company”), which is interested as to 55% by, and thus an associate of, CEA Holding

4.	Maintenance Services Renewal Agreement	上海東方航空設備制造公司 (Shanghai Eastern Aviation Equipment Manufacturing Corporation) (the “Maintenance Company”), which is a wholly-owned subsidiary, and thus an associate, of CEA Holding

5.	Catering Services Agreement	東方航空食品投資有限公司 (Eastern Air Catering Investment Co. Ltd.) (the “Holding Catering Company”), which is interested as to 55% by, and thus an associate of, CEA Holding

6.	Sales Agency Services Renewal Agreements	A number of subsidiaries or associates of CEA Holding (collectively, the “Sales Companies”)

7.	Advertising Services Renewal Agreement	上海東方航空傳媒有限公司 (Shanghai Eastern Aviation Advertising Company Limited) (the “Advertising Company”), which is interested as to 55% by, and thus an associate of, CEA Holding

Certain charges for the services under the agreements are determined based on tariffs, if available and applicable, set by the relevant PRC or industry regulatory authorities. Those transactions where the charges are not set by reference to prescribed regulatory tariffs are determined based on commercial negotiations between the parties, in each case on an arm’s length basis. The terms of these transactions are, as currently anticipated, no less favourable than the terms as may be available to the Group from independent third parties.

In compliance with the relevant requirements under the Listing Rules, the Company has set maximum annual consideration or values, or annual caps, in respect of each of the Renewed Continuing Connected Transactions. These annual caps are, to the extent appropriate, determined by reference to factors including historical figures and expected future business growth which, in the Directors’ view, are fair and reasonable.

Property leasing

1.	Property Leasing Renewal Agreement

On 12 May, 2005, the Company entered into a property leasing agreement with CEA Holding, CEA Northwest and CEA Yunnan, pursuant to which the Company will lease from CEA Holding, for use by the Group in its daily airlines and other business operations (“Existing Property Leasing Agreement”):

(i)
a maximum of altogether 33 land properties owned by CEA Holding through, and registered in the name of, CEA Northwest, covering an aggregate site area of approximately 692,539 square metres located primarily in Xi’an, Xianyang and Yongdeng, together with a total of 225 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 269,148 square metres; and

(ii)
a maximum of altogether 7 land properties owned by CEA Holding through, and registered in the name of, CEA Yunnan, covering an aggregate site area of approximately 420,768 square metres primarily located in Kunming, together with a total of 81 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 457,722 square metres.

On 29 April 2008, the Company entered into an agreement relating to the renewal of the Property Leasing Agreement in substantially the same terms for a further term of 3 years, commencing from 1 July 2008 to 30 June 2011, except that in relation to the group (ii) properties above where previously there will be a total of 81 building properties and related construction, infrastructure and facilities, it will instead, be a total of 77 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 452,949 square metres (“Property Leasing Renewal Agreement”). The group (i) properties above will continue to be leased by the Group without substantial changes. To streamline administrative matters, CEA Holding is the only counterparty to the Property Leasing Renewal Agreement.

Pricing

Under the Existing Property Leasing Agreement, the Company pays an annual rental in an aggregate amount of approximately RMB55.40 million.

The rental to be paid under the Property Leasing Renewal Agreement remains the same save that there will be a deduction of approximately RMB0.26 million for the adjustment to be made in relation to the non-inclusion of the 4 building properties and related construction, infrastructure and facilities as described above. The annual rental payable under the Property Leasing Renewal Agreement is therefore approximately RMB55.14 million, payable half-yearly in advance, and are subject to review and adjustments provided that the adjustments shall not exceed the applicable inflation rates published by the relevant local PRC authorities.

Reasons for and benefits of the transaction

The Group’s civil aviation business comprise businesses previously operated by CEA Northwest and CEA Yunnan. Accordingly, properties currently held, occupied and/or used by CEA Northwest and CEA Yunnan associated with their civil aviation businesses shall be leased to the Company, such that the Group will be able to continue to use such properties in its daily airlines and other business operations. The Company therefore entered into the Property Leasing Renewal Agreement which secures the Group its right to use the relevant properties at rentals which are no higher, and thus no less favourable, than prevailing market rates.

Historical figures

The historical figures for the rentals paid pursuant to the Existing Property Leasing Agreement by the Company for the three financial years ended 31 December 2005, 2006 and 2007 are approximately RMB27.70 million, RMB55.40 million and RMB55.40 million respectively.

Annual caps

Under the Property Leasing Renewal Agreement, the Company shall pay annual rentals in an aggregate amount of approximately RMB55.14 million to CEA Holdings. Such rentals are subject to review and adjustments provided that the adjustments shall not exceed the applicable inflation rates published by the relevant local PRC authorities. Factoring in any anticipated possible inflation, historical rental trends and the Directors’s knowledge and understanding of the market, it is expected that the annual rentals payable by the Company under the Property Leasing Renewal Agreement will not exceed RMB60.00 million for each of the three financial years ending 31 December 2008, 2009 and 2010.

Listing Rule implications

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the Property Leasing Renewal Agreement is expected to be less than 2.5% on an annual basis, such transaction falls within Rule 14A.34 of the Listing Rules and is subjected to the reporting and announcement requirements only and is exempted from the approval by the Independent Shareholders under the Listing Rules.

Financial services

2.	Financial Services Renewal Agreement

The Finance Company is a non-bank finance company approved and regulated by the relevant PRC regulatory authorities including the People’s Bank of China and the China Banking Regulatory Commission.

On 12 May, 2005, the Company entered into a financial services agreement with the Finance Company, pursuant to which the Finance Company will from time to time provide the Group with a range of financial services including (i) deposit services, (ii) loan and financing services and (iii) other financial services such as the provision of trust loans, financial guarantees, credit facilities and credit references (the scope of “other financial services” under the Financial Services Renewal Agreement is not limited and different services may be provided to the Group as and when they are needed) (“Existing Financial Services Agreement”).

On 29 April 2008, the Company entered into an agreement relating to the renewal of the Financial Services Agreement in substantially the same terms for a further term of 3 years.

Pursuant to the Financial Services Renewal Agreement, the Finance Company shall deposit all moneys deposited by the Group under the agreement with commercial bank(s) in China, including, for example, Industrial and Commercial Bank of China, China Construction Bank, Bank of Agriculture and Bank of Communications. The Finance Company has also undertaken under the Financial Services Renewal Agreement that all outstanding loans it provides to members of the CEA Holding Group will not at any time and from time to time exceed the aggregate amount of its equity capital, surplus reserves and deposits received from other parties.

Term

Subject to the approval being obtained from the Independent Shareholders at the AGM, the Financial Services Renewal Agreement will be effective for a term of 3 years commencing from 1 July 2008 to 30 June 2011.

Pricing

Under the Financial Services Renewal Agreement:

(i)
The Finance Company shall accept deposits from the Group at interest rates not lower, and thus no less favourable, than the relevant standard rates set by the People’s Bank of China for similar deposits;

(ii)	The Finance Company shall provide loan and financing services to the Group at interest rates not higher than the relevant standard rates set by the People’s Bank of China for similar services; and
(iii)
In respect of the provision of other financial services, the fees and charges payable by the relevant member(s) of the Group to the Finance Company shall be determined by reference to the applicable standard fees and charges as specified by the People’s Bank of China from time to time, and if no such standard fees and/or charges have been specified by the People’s Bank of China for the particular services, such services shall be provided by the Finance Company on terms no less favourable than terms available from commercial banks in China. The fees and charges, together with other details in respect of each specific transaction for the particular services, will then be recorded in separate implementation agreement(s) between the relevant member(s) of the Group and the Finance Company in the performance of the Financial Services Renewal Agreement.

The service charges pursuant to the Financial Services Renewal Agreement are payable by the Group as and when the services are utilised.

Reasons for and benefits of the transaction

As mentioned above, under the Financial Services Renewal Agreement, the Group will receive interest on its moneys deposited with the Finance Company at rates which are no less favourable than the standard rates set by the People’s Bank of China, and will be able obtain loans and financing from the Finance Company at interest rates not higher than such standard rates.

Further, the Company is not restricted under the Financial Services Renewal Agreement to approach, and in fact may choose, any bank or financial institution to satisfy its financial service needs. Its criteria in making the choice could be made on costs and quality of services. Therefore, the Group may, but is not obliged to, continue to use the Finance Company’s services if the service quality provided is competitive. Having such flexibility afforded under the Financial Services Renewal Agreement, the Group is able to better manage its current capital and cashflow position. In addition, it is also expected that the Finance Company will provide more efficient settlement service to the Group, as compared to independent third-party banks. Accordingly, the Directors believe that it is in the interests of the Company to enter into the Financial Services Renewal Agreement.

Listing Rules’ implications

In respect of the provision of deposit services under the Financial Services Renewal Agreement, the relevant “percentage ratio” applicable to such transaction for the purpose of Chapter 14A of the Listing Rules is expected to exceed 2.5% on an annual basis in the on-going performance of the agreement. The transaction therefore constitutes a non-exempt continuing connected transaction of the Company under the Listing Rules, and such transaction together with the associated annual caps will be subject to the approval by the Independent Shareholders at the AGM. Furthermore, the Financial Services Transaction also constitutes a discloseable transaction pursuant to the Listing Rules and are accordingly subject to the relevant disclosure and reporting requirements.

In respect of the provision of loan and financing services under the Financial Services Renewal Agreement, since the services are being provided by the Finance Company to the Group at interest rates not higher than the relevant standard rates set by the People’s Bank of China, the transaction involves provision of financial assistance by the Finance Company for the benefit of the Group on normal commercial terms (or better to the Group) where no security over the assets of the Group is granted in respect of the financial assistance. This part of the transaction is therefore exempted from the reporting, announcement and the approval from the Independent Shareholders requirements, by virtue of Rule 14A.65(4) of the Listing Rules.

In respect of the provision of the “other financial services” under the Financial Services Renewal Agreement, the Finance Company had not previously provided any such services to the Group and any future transaction that may take place between the Group and the Finance Company in respect of such services is expected to be minimal. Accordingly, pursuant to Rule 14A.31 such transactions are exempt from all reporting, announcement and Independent Shareholders approval requirements. Should such transactions exceed the exemption threshold in future, the Company will be required to re-comply with the applicable connected transaction regulatory requirements under Chapter 14A of the Listing Rules.

Historical figures

The historical figures of the deposit services provided by the Finance Company to the Group for the three financial years ended 31 December 2005, 2006 and 2007 are approximately RMB513.44 million, RMB1,031.83 million and RMB1,072.09 million respectively. The Finance Company had not provided any financial services other than deposit and loan and financing services to the Group for the three financial years ended 31 December 2005, 2006 and 2007.

Annual caps

The proposed annual caps for deposits pursuant to the Financial Services Renewal Agreement are mainly based on: (i) the future management of the Group’s cash resources; and (ii) the anticipated business growth and expansion of the Group.

The Group intends to centralise its cash resources with a few selected financial institutions in order to improve financial management as well as possibly benefiting from increased economies of scale due to the centralisation.

Together with the continuous economic growth in the PRC, the Directors are optimistic and anticipates that the domestic air transportation market will continue to grow in the near future. The Group will also be introducing a number of new aircrafts which will commission into service in 2008 to meet the raising demand. Accordingly, it is expected that the volume of the Group’s cashflow will increase.

Having considered the historical figures and taking account of the circumstances above, the maximum daily outstanding balance of deposits as contemplated under the Financial Services Renewal Agreement is not expected to exceed RMB2,500 million for each of the three financial years ending 31 December 2008, 2009 and 2010, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

The Directors believe that these proposed annual caps will be able to provide the Group with sufficient flexibility for its expected future financial arrangements with the Finance Company.

Import/export agency services

3.	Import and Export Agency Agreement

The Import & Export Company is a company approved by the PRC Ministry of Commerce and is licensed to engage in the business of import and export of aircraft and related aviation equipment and materials in the PRC.

On 12 May 2005, the Company entered into an import and export agency agreement with the Import & Export Company, pursuant to which the Import & Export Company will from time to time as its agent provide the Group with agency services for the import and export of aircraft and related raw materials, accessories, machinery and equipment required in the daily airlines operations and civil aviation business of the Group (“Existing Import and Export Agency Agreement”).

On 29 April 2008, the Company entered into an agreement relating to the renewal of the Existing Import and Export Agency Agreement in substantially the same terms for a further term of 3 years, commencing from 1 July 2008 to 30 June 2011 (“Import and Export Agency Renewal Agreement”).

Pricing

Under the Import and Export Agency Renewal Agreement, the Company shall pay commissions and expenses to the Import & Export Company for the services it provides at prescribed rates which are no less favourable than those offered by the Import & Export Company to independent third parties.

The rates charged by the Import and Export Company pursuant to the Import and Export Agency Renewal Agreement are comparable to those offered by independent third parties to the Group, and are generally on no less favourable terms than those provided by independent third parties.

As the Import and Export Agency Agreement is a master agency agreement in nature, its payment terms are case specific, depending on the underlying subject agreement.

Reasons for and benefits of the transaction

The Directors believe that the entering into of the Import and Export Agency Renewal Agreement will be beneficial to the Group and its business developments, and in turn is believed to be conducive to the interests of the Company’s shareholders.

This is because the Import & Export Company is a PRC qualified company, licensed and experienced in providing import and export agency services in respect of aircraft and related aviation equipment and materials in the PRC. Compared with the few other independent third party service providers in the market, through its cooperation with the Group for the last consecutive fourteen years, the Import & Export Company has secured a better understanding of the Group’s operations, as is evident from the proven track record it attains. Accordingly, the Directors believe that the Import & Export Company will be able to deliver timely services to accommodate the operating needs of the Group, catering for its day-to-day business and administrative schedule. The Group will be able to benefit from, as is believed, better organised, efficient and cost-effective import and export agency services required, at prescribed rates which are no less favourable than those offered by the Import & Export Company to independent third parties.

Historical figures

The historical figures of the total commissions and expenses paid by the Group to the Import & Export Company for its agency services provided in respect of each of the three financial years ended 31 December 2005, 2006 and 2007 are approximately RMB40.59 million, RMB40.97 million and RMB34.64 million respectively.

Annual caps

Based on such historical figures, the expected expansion and developments of the Group’s business and the extent and volume of import/export agency services the Group expects the Import & Export Company to provide, the total amounts of commissions and expenses payable by the Company to the Import & Export Company for its provision of such services for the three financial years ending 31 December 2008, 2009 and 2010 are not expected to exceed RMB42.70 million, RMB45.00 million and RMB48.00 million respectively, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

Listing Rule implications

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the Import and Export Agency Renewal Agreement is expected to be less than 2.5% on an annual basis, such transaction falls within Rule 14A.34 of the Listing Rules and are subject to the reporting and announcement requirements only and is exempted from the approval by Independent Shareholders under the Listing Rules.

Maintenance services

4.	Maintenance Services Renewal Agreement

The Maintenance Company is a company located in Shanghai, which is principally engaged in the businesses of providing maintenance, repair and overhaul services in respect of aircraft and aviation equipment, and the manufacturing and sale of related equipment and materials.

On 12 May 2005, the Company entered into a maintenance services agreement with the Maintenance Company, pursuant to which the Maintenance Company will from time to time provide the Group with comprehensive services in relation to maintenance, repair and overhaul of aircraft and aviation equipment, and procurement of related equipment and materials required in the daily operations of the Group (“Existing Maintenance Services Agreement”).

On 29 April 2008, the Company entered into an agreement relating to the renewal of the Existing Maintenance Services Agreement in substantially the same terms for a further term of 3 years, commencing from 1 July 2008 to 30 June 2011 (“Maintenance Services Renewal Agreement”).

Pricing

Under the Maintenance Services Renewal Agreement, in relation to the provision of maintenance and ancillary services, the service fees payable to the Maintenance Company for its services shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such service fees shall be determined based on arm’s length negotiations, and shall be no less favourable than those offered by the Maintenance Company to independent third parties. Such service fees are payable quarterly in arrears.

In relation to procurement and supply of equipment and materials by the Maintenance Company, the purchase price payable by the Company in respect of each specific transaction, which will be documented in separate implementation agreement(s) when occurred, shall be no less favourable than that offered by the Maintenance Company to independent third parties.

The rates charged by the Maintenance Company pursuant to the Maintenance Services Renewal Agreement are comparable to those offered by independent third parties to the Group, and are generally on no less favourable terms than those provided by independent third parties.

Reasons for and benefits of the transaction

The Directors believe that it is in the best interest of the Group to procure the required services and the supply of equipment and materials from the Maintenance Company considering that the Maintenance Company has special strengths that independent third-party service or other providers generally do not possess. Such strengths include the aviation industry expertise, knowledge and qualification of the Maintenance Company to meet the demand of certain types of work, its track record of quality and timely service available to the Group, and its convenient location, in the vicinity of certain local sites of the Group, to offer quick services.

Historical figures

The historical figures of the total amounts paid by the Group to the Maintenance Company for each of the three financial years ended 31 December 2005, 2006 and 2007 are approximately RMB8.99 million, RMB11.30 million and RMB10.09 million respectively.

Annual caps

Based on such historical figures, and the expected expansion and developments of the Group’s business, the total amounts payable by the Company to the Maintenance Company under the Maintenance Services Renewal Agreement for the three financial years ending 31 December 2008, 2009 and 2010 are not expected to exceed RMB16.00 million, RMB18.00 million and RMB20.00 million respectively, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

Listing Rule implications

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the Maintenance Services Renewal Agreement are expected to be less than 2.5% on an annual basis, such transactions falls within Rule 14A.34 of the Listing Rules and are subject to the reporting and announcement requirements only and is exempted from the approval by the Independent Shareholders under the Listing Rules.

Catering services

5.	Catering Services Agreement

The Holding Catering Company is the holding company whose subsidiaries are principally engaged in the business of providing catering and related services for airline companies, and have established operating centres at various airports located in Anhui, Jiangxi, Jinan, Kunming, Ningbo, Qingdao, Shanghai, Shanxi, Wuhan, Xi’an and Yantai.

On 12 May 2005, the Company entered into several catering services agreements with the Catering Companies respectively pursuant to which the Catering Companies will from time to time provide the Group with in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in the daily airline operations and civil aviation business of the Group (“Catering Services”). The Catering Companies provides their services in accordance with the specifications and schedules as from time to time specified by the relevant member(s) of the Group to accommodate its operation needs (collectively the “Existing Catering Services Agreements”).

On 29 April 2008, the Company entered into an agreement with the Holding Catering Company, pursuant to which the subsidiaries of the Holding Catering Company (each a “Catering Company” and collectively the “Catering Companies”) shall provide the Catering Services in substantially the same terms as set out in the Existing Catering Services Agreements (“Catering Services Agreement”).

Term

Subject to the approval being obtained from the Independent Shareholders at the AGM, the Catering Services Agreement will be effective for a term of 3 years, commencing from 1 July 2008 to 30 June 2011.

Pricing

Under the Catering Services Agreement, the service fees payable by the Company for the services provided shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such service fees shall be determined based on arm’s length negotiations, and shall be no less favourable than those offered by the respective Catering Company to independent third parties. Such service fees are payable monthly in arrears, within 60 days of the receipt of invoices issued by the respective Catering Company.

Reasons for and benefits of the transaction

The Directors believe that the entering into of the Catering Services Agreement will be beneficial to the Group and its business operations, and in turn is believed to be conducive to the interests of the Company’s shareholders.

This is because each of the Catering Company is a company specialised in the provision of catering and related services for airline companies, and more importantly have local operating centres at various airports located in Anhui, Jiangxi, Jinan, Kunming, Ningbo, Qingdao, Shanghai, Shanxi, Wuhan, Xi’an and Yantai, covering the focal operating areas of the Group’s airlines and aviation business. The Catering Companies have been providing catering services to the Group and will have a good understanding of the Group’s culture and operations. The Catering Companies, through their operating centres, will therefore be able to provide fast and high-quality catering services in response to requirements, normal or special, as may be specified from time to time by the relevant member(s) of the Group to accommodate its day-to-day operation needs, and to, for example, cater for its different flight schedules (including regular, chartered and temporary flights). Further, the various operating centres of the Catering Companies are equipped with advanced facilities and required infrastructure for the provision of catering and related services, and are believed to be able to provide reliable and efficient services.

Historical figures

The historical figures of the total service fees paid by the Group to the Catering Companies for each of the three financial years ended 31 December 2005, 2006 and 2007 are approximately RMB231.89 million, RMB284.24 million and RMB330.56 million respectively.

Annual caps

Based on such historical figures, and the expected expansion and developments of the Group’s business, the total amounts of service fees payable by the Company under the Catering Services Agreement for the three financial years ending 31 December 2008, 2009 and 2010 are not expected to exceed RMB469.90 million, RMB540.39 million and RMB621.49 million respectively, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

Listing Rules implications

As the relevant percentage ratio applicable to the Catering Services Agreement for the purpose of Chapter 14A of the Listing Rules is expected to be or likely to exceed 2.5% on an annual basis, the transactions are expected to constitute non-exempt continuing connected transactions of the Company under the Listing Rules, and such transactions together with the associated annual caps will be subject to approval by the Independent Shareholders at the AGM.

Sales agency services

6.	Sales Agency Services Renewal Agreements

The Sales Companies are companies principally engaged in the business of providing agency services in relation to sale of domestic and international air tickets and complementary services such as tourism services (including hotel reservation and sale of souvenirs and other hospitality products). The Sales Companies have established local operating centres in Shanghai, Xi’an, Kunming and other cities and areas in China.

On 12 May 2005, the Company entered into several sales agency services agreements with the Sales Companies, pursuant to which the Sales Companies will from time to time provide the Group as its agents with services for sale of air tickets and the provision of complementary services required in the daily airline operations and civil aviation business of the Group (collectively “Existing Sales Agency Agreements”).

On 29 April 2008, the Company entered into various renewal agreements relating to the renewal of the respective Existing Sales Agreements in substantially the same terms for a term of further 3 years, commencing from 1 July 2008 to 30 June 2011 (collectively “Sales Agency Renewal Agreements”).

Pricing

Under the Existing Sales Agreements, the Sales Companies charge commissions at a rate by reference to that prescribed by the Civil Aviation Administration of China and the International Aviation Transportation Association, as determined following arm’s length negotiations. Such commissions are payable monthly in arrears.

Reasons for and benefits of the transaction

The Company has always been focusing on enhancing its marketing and sales strategies and efforts, and has been actively involved in the promotion and expansion of its sales network and market share. The Sales Companies, as mentioned above, have local operating centres in Shanghai, Xi’an, Kunming and other cities and areas in China, covering the focal operating areas of the Group’s airlines and aviation business. All members of the Group will be able to obtain services for sale of air tickets and related complementary services at standard terms and rates prescribed by Civil Aviation Administration of China and the International Aviation Transportation Association. The Directors therefore believe that the entering into of the Sales Agency Renewal Agreements will be beneficial to the Group and its business pursuits, and in turn is believed to be conducive to the interests of the Company’s shareholders.

Historical figures

The historical figures of the total commissions paid by the Group to the Sales Companies for each of the three financial years ended 31 December 2005, 2006 and 2007 are approximately RMB29.22 million, RMB7.58 million and RMB9.23 million respectively.

The significant decrease in the total commission paid by the Group to the Sales Companies during the financial year ended 31 December 2006 were mainly due to: (i) a shift by the Sales Companies in sourcing tickets from the International Air Transport Association (IATA) instead of directly the Company; and (ii) an adjustment to the sales policy of the Company.

Annual caps

Based on such historical figures, and the expected expansion and developments of the Group’s business, the total amounts of commissions payable by the Company to the Sales Companies under the Sales Agency Services Renewal Agreements for the three financial years ending 31 December 2008, 2009 and 2010 are not expected to exceed RMB14.92 million, RMB17.15 million and RMB19.72 million respectively, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

Listing Rule implications

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the Sales Agency Renewal Agreements are expected to be less than 2.5% on an annual basis, such transactions fall within Rule 14A.34 of the Listing Rules and are subject to the reporting and announcement requirements only and are exempted from the approval by the Independent Shareholders under the Listing Rules.

Advertising services

7.	Advertising Services Renewal Agreement

The Advertising Company is a company principally engaged in the businesses of multi-media advertising operations, including advertising design and production, and organising promotional functions and campaigns.

On 12 May 2005, the Company entered into an advertising services agreement with the Advertising Company, pursuant to which the Advertising Company will from time to time provide the Group with multi-media advertising services to promote its business and to organise promotional functions and campaigns to enhance its reputation in the civil aviation industry (“Existing Advertising Services Agreement”).

On 29 April 2008, the Company entered into a renewal agreement relating to the renewal of the Existing Advertising Services Agreement in substantially the same terms for a term of further 3 years, commencing from 1 July 2008 to 30 June 2011 (“Advertising Services Renewal Agreements”).

Pricing

Under the Advertising Services Renewal Agreement, the service fees payable to the Advertising Company for its services provided shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such service fees shall be determined based on arm’s length negotiations, and shall be no less favourable than those offered by the Advertising Company to independent third parties.

At the beginning of each calendar year, the Company will pay the Advertising Company a lump sum representing its budgeted advertising expenses for that year, and the Advertising Company shall accordingly structure and carry out its advertising functions for the Group, and shall offset its service fees from that sum deposited by the Company on a quarterly basis in arrears.

Reasons for and benefits of the transaction

The Directors believe that the entering into of the Advertising Services Renewal Agreement will be beneficial to the Group and its future business pursuits, and in turn is believed to be conducive to the interests of the Company’s shareholders. This is because advertising businesses are not the core competencies of the Group while the Advertising Company is experienced in advertising operations and has a proven track record with an extensive network of advertising sponsors to draw upon.

In addition, compared with other independent third-party service providers, the Advertising Company has, through its cooperation with the Group for the last consecutive fourteen years, secured a better understanding of the Group’s culture and operations, and thus the advertising functions procured by the Advertising Company for the Group would better fit and cater to its public relations and marketing strategies. Further, the advertising functions of all members within the Group will be centrally organised by the Advertising Company, which will, as is believed, be better managed and cost-effective.

Historical figures

The historical figures of the total service fees paid by the Group to the Advertising Company for each of the three financial years ended 31 December 2005, 2006 and 2007 are approximately RMB8.61 million, RMB11.58 million and RMB14.37 million, respectively.

Annual caps

Based on such historical figures, and the expected expansion and developments of the Group’s business, the total amounts of service fees payable by the Company to the Advertising Company under the Advertising Services Renewal Agreement for the three financial years ending 31 December 2008, 2009 and 2010 are not expected to exceed RMB21.00 million, RMB23.50 million and RMB26.00 million, respectively, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

Listing Rule implications

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the Advertising Services Renewal Agreement is expected to be less than 2.5% on an annual basis, such transactions falls within Rule 14A.34 of the Listing Rules and are subject to the reporting and announcement requirements only and is exempted from the approval by the Independent Shareholders under the Listing Rules.

Summary of the Renewed Continuing Connected Transactions and the associated annual caps

Annual caps For the financial year ending
Transactions	31 December 2008	31 December 2009	31 December 2010

Property leasing	RMB60.00 million	RMB60.00 million	RMB60.00 million
Financial services
Deposit and other financial services*	RMB2,500.00 million	RMB2,500.00 million	RMB2,500.00 million
Import/export agency services	RMB42.70 million	RMB45.00 million	RMB48.00 million
Maintenance services	RMB16.00 million	RMB18.00 million	RMB20.00 million
Catering services*	RMB469.90 million	RMB540.39 million	RMB621.49 million
Sales agency services	RMB14.92 million	RMB17.15 million	RMB19.72 million
Advertising services	RMB21.00 million	RMB23.50 million	RMB26.00 million

* requires Independent Shareholders’ approval at the AGM

In respect of each of the Renewed Continuing Connected Transactions, the associated annual cap represents the maximum aggregate annual value of consideration payable under the relevant transaction (or the maximum daily outstanding balance of deposit with respect to the deposit pursuant to the Financial Services Renewal Agreement as the case may be). If any annual cap for a transaction is exceeded, the Company will be required to re-comply with the applicable connected transaction regulatory requirements under Chapter 14A of the Listing Rules.

Implications under the Listing Rules

Since CEA Holding is the controlling shareholder of the Company, each member of the CEA Holding Group is therefore a connected person of the Company.

Apart from the Financial Services Transaction and the Catering Services Transaction, the relevant percentage ratio applicable to the Renewed Continuing Connected Transactions, for the purpose of Chapter 14A of the Listing Rules are expected to be less than 2.5% on an annual basis, as such, such transactions falls within Rule 14A.34 of the Listing Rules and are subjected to the reporting and announcement requirements only and are exempted from the approval by the Independent Shareholders under the Listing Rules.

With respect to the Financial Services Transaction and the Catering Services Transaction, the relevant “percentage ratio” applicable to such transactions for the purpose of Chapter 14A of the Listing Rules is expected to exceed 2.5% on an annual basis in the on-going performance of the agreement. The transactions therefore constitutes non-exempt continuing connected transactions of the Company under the Listing Rules, and such transactions together with the associated annual caps will be subjected to approval by the Independent Shareholders at the AGM. Furthermore, the Financial Services Transaction also constitutes a discloseable transaction pursuant to the Listing Rules and are accordingly subject to the relevant disclosure and reporting requirements.

Based on the information described above, the Board is of the view that the Renewed Continuing Connected Transactions are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Group and the Company’s shareholders as a whole.

GENERAL

The Company is principally engaged in the business of civil aviation.

As mentioned above, because CEA Holding is the controlling shareholder of the Company, each member of the CEA Holding Group is therefore a connected person of the Company.

CEA Holding and its associate(s), if any, will at the AGM abstain from voting on the ordinary resolutions approving the Financial Services Transaction and the Catering Services Transaction, and the associated annual caps, which will be taken on a poll as required under the Listing Rules.

The Independent Board Committee will be established to advise the Independent Shareholders in respect of the Financial Services Transaction and the Catering Services Transaction, and the associated annual caps. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

A circular containing further information in relation to the Financial Services Transaction and the Catering Services Transaction as well as other related matters, together with notice of the AGM, will be issued by the Company and despatched to its shareholders as soon as practicable.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“AGM”	means the 2007 annual general meeting of the Company;

“associate(s)”	has the meaning ascribed thereto under the Listing Rules;

“Board”	means the board of the Directors;

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company holding approximately 59.67% of its issued share capital;

“CEA Holding Group”	means CEA Holding and its subsidiaries and other associates, excluding the Group;

“CEA Northwest”	means 中國東方航空西北公司 (China Eastern Air Northwest Company), a company wholly-owned by CEA Holding;

“CEA Yunnan”	means 中國東方航空雲南公司 (China Eastern Air Yunnan Company, a company wholly-owned by CEA Holding;

“Catering Services Transaction”	means the transaction as described more particularly in the section headed “Catering Services Agreement” which require the approval of the Independent Shareholders at the AGM;

“Company”
means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules;

“Continuing Connected Transactions”
means the continuing connected transactions of the Company with the CEA Holding Group as more particularly described in the announcement and circular of the Company dated 12 May 2005 and 19 May 2005 respectively;

“Directors”	means the directors of the Company;

“Financial Services Transaction”	means the transaction as described more particularly in the section headed “Financial Services Renewal Agreement” which requires the approval of the Independent Shareholders at the AGM;

“Group”	means the Company and its subsidiaries;

“HK$”	means Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	means Hong Kong Special Administrative Region of the People’s Republic of China;

“Independent Board Committee”	means the independent board committee of the Company to be formed to advise the Independent Shareholders in relation to the Financial Service Transaction and the Catering Service Transaction;

“Independent Shareholders”	means shareholders of the Company, other than CEA Holding and its associate(s), if any;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“Renewed Continuing Connected Transaction”
means the continuing connected transactions of the Company with the CEA Holding Group to be renewed as more particularly described in the sections headed “Property Leasing Renewal Agreement”, “Financial Services Renewal Agreement”, “Import and Export Agency Renewal Agreement”, “Maintenance Services Renewal Agreement”, “Catering Services Agreement”, “Sales Agency Services Renewal Agreement” and “Advertising Services Renewal Agreement” of this announcement;

“RMB”	means Renminbi yuan, the lawful currency of the PRC;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited; and

“%”	means per cent.

By order of the board of the directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Company’s directors as at the date of this announcement are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Chaogeng	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the PRC
29 April 2008